Volaris announces summons for general ordinary annual shareholders meeting

Mexico City, Mexico. April 8, 2022 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces a summons for the general ordinary annual shareholders’ meeting to be held on April 26, 2022.

Under Mexican law Volaris needs to hold a general ordinary shareholders’ meeting at least once a year in respect of general corporate matters. A courtesy English translation of this year’s shareholders’ meeting agenda is attached as exhibit.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 188 and its fleet from 4 to 105 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com

CALL TO

A GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By resolution of the Board of Directors of CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”), and pursuant to articles 179, 180, 181, 183, 186 and other applicable articles of the General Law of Commercial Companies and clauses Seventeenth, Eighteenth and Nineteenth and other applicable clauses of the corporate by-laws, holders of Series “A” and Series “B” shares of the capital stock of the Company, are hereby summoned to a general ordinary annual shareholders meeting to be held on April 26, 2022 at 10:00 (ten) hours, in the corporate domicile of the Company located at Avenida Antonio Dovalí Jaime No. 70, Building B, Floor 13, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, Mexico in order to deal with the subject-matters contained in the following:

AGENDA

I.	Presentation and, if applicable, approval of the reports referred to article 28, section IV, of the Securities Market Law including the presentation of the consolidated financial statements for the year ended on December 31, 2021, and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.
II.	Resolutions regarding the allocation of the results for the fiscal year ended on December 31, 2021.
III.	Resolutions of (i) the amount that could be allocated to the purchase of Company´s shares in accordance with article 56, section IV, of the Securities Market Law; and (ii) the report regarding the policies and resolutions adopted by the Board of Directors of the Company, regarding the purchase and sale of such shares.
IV.	Appointment and/or ratification of the members of the Board of Directors, of the secretary, prosecretary and principal officers of the Company.
V.	Appointment and/or ratification of the chairman of the Audit and Corporate Practices Committee of the Company.
VI.	Resolutions regarding the compensation to the members of the Board of Directors, Audit and Corporate Practices Committee, Compensations and Nominations Committee and the secretary of the Board of Directors of the Company.
VII.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

Pursuant to clause Nineteenth of the corporate by-laws, in order to have the right to attend the meeting, shareholders must be registered in the Stock Registry Book of the Company and present the corresponding admission card, which must be requested no later than forty-eight hours prior to the start of the shareholders meeting at the domicile of the secretary of the Company located at Javier Barros Sierra 540, Building 1, Floor 4, Col. Santa Fe, 01210, Mexico City, Mexico, by depositing the corresponding share certificates or provide evidence of the corresponding deposit certificates of such shares issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., by a Mexican credit or foreign institution, or by an authorized brokerage firm. In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., must enclose to the statements issued by such institution, the lists that identify the names of the corresponding shareholders.

Shareholders or holders of other securities referred to Series “A” and “B” of the Company, may be represented by attorneys-in fact who must evidence their authority by means of a power-of-attorney granted in terms of the form prepared by the Company in compliance with paragraph III of Article 49 of the Mexican Securities Market Law and the corporate by-laws. Additionally, shareholders of Series “A” shares not held in the neutral investment trust established by the Company must prove their status as Mexican Investors (as such term is defined below), either directly or through the aforementioned forms, in order for the Company to verify their status.

Pursuant to Clause Six of the Company's by-laws, the Series A shares may be subscribed and paid for or acquired exclusively by Mexican individuals or Mexican legal entities with a foreigner exclusion clause or with a majority of Mexican capital and controlled by Mexican capital (any of them, a "Mexican Investor" and, collectively, the "Mexican Investors"), in accordance with the applicable legislation regarding foreign investment in Mexico.

Any person who is not a Mexican Investor and who participates directly or indirectly in the capital stock of the Company will maintain his or her participation through Ordinary Participation Certificates ("CPOs") and/or through American Depositary Shares ("ADSs") and/or American Depositary Receipts ("ADRs"), as applicable, and in any case, neither the CPOs and/or ADSs and/or ADRs grant any voting rights.

The Series A shares held in the neutral investment trust executed by the Company with Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, Dirección Fiduciaria will be voted in the same manner as the Series A Shares not held in the, that is, in the same manner as the majority of the Mexican Investors. Pursuant to Clause Nineteenth of the Company's Bylaws, attendance and the exercise of voting rights are subject to the proper and sufficient accreditation of the Mexican Investment, on the understanding that, in the event that the information is insufficient or not proper, or the forms do not comply with the forms prepared by the Company and authorized by the Secretary of Economy, the Secretary of the Shareholder Meeting will not recognize or give any value to such forms, or the forms do not comply with the forms prepared by the Company and authorized by the Ministry of Economy, the Secretary of the Shareholders Meeting will not recognize or give any value to such forms, and therefore the Series A shares in question will not be counted for purposes of the quorum for installation or voting at the Shareholders Meeting.

The abovementioned forms and admission cards may be requested at the above-mentioned Secretary’s domicile, within the fifteen days prior to the date on which the meeting will be held, from 10:00 to 14:00 hours and from 16:00 to 18:00 hours. Likewise, the information related to the agenda will be available to the shareholders or their representatives, at the above-mentioned hours and domicile, within at least fifteen days prior to the date of the meeting.

DUE TO THE NATIONAL CONTINGENCY DERIVED FROM COVID-19, IT IS HEREBY INFORMED THAT THE LOCATION WHERE THE MEETING WILL TAKE PLACE WILL BE LARGE ENOUGH TO COMPLY WITH THE REQUIRED DISTANCE PROTOCOLS. LIKEWISE, OTHER HEALTH AND SANITATION PROTOCOLS WILL BE FULFILLED FOR THE SAFETY OF THOSE PRESENT AT THE MEETING. IN THE CASE OF ISSUANCE OF ANY RULING OR DISPOSITION THAT REQUIRES US TO MAKE ANY AMENDMENTS TO THIS CALL, WE WILL INFORM SHAREHOLDERS IN DUE TIME.

Mexico City, on April 8, 2022.

_________________________________

Jaime Esteban Pous Fernández

Secretary of the Board of Directors